

CORRECTED
January 28, 2011

Michael R. McDonald, President
DSW Inc.
810 DSW Drive
Columbus, Ohio

Re: DSW, Inc.
Form 10-K for year ended January 30, 2010
Filed March 24, 2010
File No. 1-32545

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended January 30, 2010

Liquidity and Capital Resources, page 27

Overview, page 27

1. You describe your revolving credit facility on page 27 and refer to "usual and customary restrictive covenants," including "a fixed charge coverage ratio test set forth in the facility documents." Please revise future filings to describe in quantitative and qualitative terms the financial ratios and other covenants applicable to your credit lines and facilities. Your revised disclosure should address the extent to which you are in compliance with such ratios. Please provide draft disclosure.

2. In this regard, we are unable to locate the $150 million credit facility in your exhibit index. Please advise.

3. We note the $100 million credit facility filed as Exhibit 10.1 to the Form 8-K filed on July 6, 2010. The agreement appears to be missing schedules, attachments or exhibits. Please confirm that you will file the exhibit in its entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Susann Reilly at 202-551-3236 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ Jim Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services